Kinsale Capital Group, Inc.
2221 Edward Holland Drive, Suite 600
Richmond, VA 23230

July 25, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attn:	Suzanne Hayes
Assistant Director

Re:	Kinsale Capital Group, Inc.
Registration Statement on Form S-1
File No. 333-212394

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Kinsale Capital Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on July 27, 2016 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

KINSALE CAPITAL GROUP, INC.

/s/ Michael P. Kehoe
By:	Michael P. Kehoe
Title:	President, Chief Executive Officer and Director

cc:	Dwight S. Yoo, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036

[Signature page to Acceleration Request]